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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

EDGAR Online, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

27976510

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐  Rule 13d-1 (b)

        ☐  Rule 13d-1 (c)

        ☒  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1. Name of Issuer:
ITEM 2. Name of Person Filing:
ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
ITEM 4. Ownership.
ITEM 5. Ownership of Five Percent or Less of a Class.
ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.
ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
ITEM 8. Identification and Classification of Members of the Group.
ITEM 9. Notice of Dissolution of Group.
ITEM 10. Certification.
SIGNATURE

Schedule 13G
CUSIP No. 27976510

1.	Names of Reporting Persons: Albert E Girod I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,641,725

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 1,641,725

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,641,725

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.626%

12.	Type of Reporting Person (See Instructions): IN

Schedule 13G

Item 1.
	(a)	Name of Issuer: EDGAR Online, Inc.

	(b)	Address of Issuer's Principal Executive Offices: 50 Washington Street, Norwalk, CT 06854

Item 2.
	(a)	Name of Person Filing: Albert E Girod

	(b)	Address of Principal Business Office or, if none, Residence: 11105 South Glen Road, Potomac, MD 20854-1857

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock, $.001 par value

	(e)	CUSIP Number: 27976510

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Schedule 13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Item 9 on Page 2 above.
(b) Percent of class: See Item 11 on Page 2 above.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Item 5 on Page 2 above.

(ii) Shared power to vote or to direct the vote: See Item 6 on Page 2 above.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 on Page 2 above.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 on Page 2 above.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.

Schedule 13G

Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 15, 2004

By:	/s/ Albert E Girod
Name:	Albert E Girod